

May 15, 2013

Via E-mail
Christopher Pappas
Chairman, President and Chief Executive Officer
100 East Ridge Road
Ridgefield, Connecticut 06877

> **Re: The Chefs' Warehouse, Inc.**
> **Form 10-K for the Fiscal Year Ended December 28, 2012**
> **Filed March 13, 2013**
> **Response letter dated April 25, 2013**
> **File No. 1-35249**

Dear Mr. Pappas:

We have reviewed your response and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 28, 2012

Critical Accounting Policies, page 35
Valuation of Goodwill and Intangible Assets, page 36

1. We note your response to comment 1. Please disclose, in future filings, you have only one reporting unit and that it is at the operating segment level, in which you aggregated the geographical components into one reporting unit.

Note 11 – Debt Obligations, page 63

2. We read your response to comment 4 and the accounting error in connection with the evaluation of whether the new debt with one of the creditors was a modification of existing debt or debt extinguishment. Please clarify for us if you will correct this

accounting error prospectively in your results of operations. If not, please explain to us why.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

/s/ Andrew D. Mew

Andrew D. Mew
Accounting Branch Chief